Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2019

Unaudited Financial Results

SHENZHEN, China, Nov. 18, 2019 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the quarter ended September 30, 2019.

Third Quarter 2019 Operational Highlights:

•                      Total outstanding principal balance of loans1 reached RMB51.5 billion as of September 30, 2019, representing an increase of 99.5% from RMB25.8 billion as of September 30, 2018.

•                      Total loan originations1 in the third quarter of 2019 reached RMB37.0 billion, representing an increase of 170% from RMB13.7 billion in the third quarter of 2018.

•                      The GMV2 of our e-commerce channel amounted to RMB2.1 billion, representing an increase of 49.4% from RMB1.4 billion in the third quarter of 2018.

•                      The weighted average tenor of loans originated on our platform in the third quarter of 2019 was approximately 13.3 months. The weighted average APR3 was 26.6% for the third quarter of 2019.

•                      Total number of registered users reached 62.6 million as of September 30, 2019, representing an increase of 92.2% from 32.6 million as of September 30, 2018; and users with credit line reached 16.7 million as of September 30, 2019, up by 74.7% from 9.6 million as of September 30, 2018.

•                      Number of active users4 who used our loan products in the third quarter of 2019 reached 6.1 million, compared to 2.8 million in the third quarter of 2018. Number of new active users who used our loan products in the third quarter of 2019 was 2.5 million, representing an increase of 265% from 696 thousand in the third quarter of 2018.

•                      90 day+ delinquency ratio5 was 1.40% as of September 30, 2019.

1 Outstanding principal balance and originations of loans represent the outstanding principal balance and originations of both on- and off-balance sheet loans.

2 GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

3 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

4Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

5 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Third Quarter 2019 Financial Highlights:

•                      Total operating revenue reached RMB3.2 billion. Financial services income reached RMB2.2 billion, representing an increase of 76.0% from the third quarter of 2018. Loan facilitation and servicing fees in financial services income reached RMB1.9 billion, representing an increase of 238% from the third quarter of 2018.

•                      Gross profit reached RMB1.7 billion, representing an increase of 122% from the third quarter of 2018.

•                      Net income was RMB724 million, representing an increase of 62.0% from the third quarter of 2018.

•                      Non-GAAP EBIT6 was RMB845 million, representing an increase of 53.9% from the third quarter of 2018.

•                      Adjusted net income6 was RMB714 million, representing an increase of 53.3% from the third quarter of 2018. Adjusted net income per ADS6 was RMB3.86 on a fully diluted basis.

6 Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am happy to report one of Lexin’s strongest quarters ever,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “Thanks to our new consumption-focused strategy which helps unlock the consumption potential of hundreds of thousands of educated young Chinese consumers, we were able to capitalize on the unique opportunities in the market and register both strong customer and business growth in the quarter.”

“Lexin’s strong performance is a reflection of our continued efforts in building both online and offline consumption scenarios, increasing the financing options available to our customers, and providing new customer benefits and rewards, in order to establish a more comprehensive ecosystem for our customers,” continued Mr. Xiao. “In addition, we acquired a significant number of new customers this quarter, and we are confident that our growth for our shareholders will remain strong for the remainder of 2019 and beyond.”

“All metrics for our core businesses were very strong for the quarter.” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In particular, our total loan originations reached RMB37.0 billion and our total loan balance reached RMB51.5 billion, representing an increase of 170% and 99.5% from the same period in 2018.”

“In spite of the challenges to many in the industry, our credit performance and credit quality continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our vintage charge-off rate7 is just over 2.0%, and our 90 day+ delinquency rate was 1.40% as of September 30, 2019. We expect to continue to perform strongly even as we continue to expand our customer base in the future.”

7 Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Third Quarter 2019 Financial Results:

Operating revenue increased from RMB1.9 billion in the third quarter of 2018 to RMB3.2 billion in the third quarter of 2019. This increase in operating revenue was due to the increase in online direct sales revenue and financial services income for the quarter, driven by continuing increases in the number of active users on our platform.

Online direct sales increased by 73.3% from RMB571 million in the third quarter of 2018 to RMB989 million in the third quarter of 2019. This increase was primarily due to the significant increase in the number of orders driven by several sales promotional events during the quarter.

Financial services income increased by 76.0% from RMB1.2 billion in the third quarter of 2018 to RMB2.2 billion in the third quarter of 2019. This increase was primarily contributed by the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

Loan facilitation and servicing fees increased by 238% from RMB558 million in the third quarter of 2018 to RMB1.9 billion in the third quarter of 2019. This increase was primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Interest and financial services income and other revenues decreased by 60.2% from RMB664 million in the third quarter of 2018 to RMB264 million in the third quarter of 2019 due to a decrease of outstanding loan balance of on-balance sheet loans as a result of model adjustments made to Juzi Licai in the second quarter of 2018. Under the adjusted business model, we act as an intermediary between the borrowers and the individual investors. Based on the assessment of the accounting impact in respect of the adjusted business model, all new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans accordingly, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, interest and financial services income and other revenues generated from the on-balance sheet loans funded by individual investors on Juzi Licai decreased significantly.

Cost of sales increased by 69.1% from RMB579 million in the third quarter of 2018 to RMB979 million in the third quarter of 2019, which is consistent with the increase of online direct sales revenue.

Funding cost decreased by 43.5% from RMB208 million in the third quarter of 2018 to RMB118 million in the third quarter of 2019, which is consistent with the decrease of the interest and financial services income and other revenues.

Processing and servicing cost increased by 115% from RMB82.5 million in the third quarter of 2018 to RMB177 million in the third quarter of 2019. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in credit assessment cost and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables decreased by 23.6% from RMB201 million in the third quarter of 2018 to RMB154 million in the third quarter of 2019, which is consistent with the decrease in the on-balance sheet loans originated on our platform. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Provision for credit losses of contract assets and service fees receivable increased by 407% from RMB11.8 million in the third quarter of 2018 to RMB59.9 million in the third quarter of 2019. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Gross profit increased by 122% from RMB767 million in the third quarter of 2018 to RMB1.7 billion in the third quarter of 2019. The significant increase in the gross profit is primarily due to the significant increase of loan facilitation and servicing fees generated from the off-balance sheet loans.

Sales and marketing expenses increased by 278% from RMB134 million in the third quarter of 2018 to RMB508 million in the third quarter of 2019. This increase was primarily due to an increase in online promotional fees and advertising costs and an increase in salaries and personnel related costs.

Research and development expenses increased by 29.4% from RMB93.6 million in the third quarter of 2018 to RMB121 million in the third quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses increased by 51.2% from RMB73.5 million in the third quarter of 2018 to RMB111 million in the third quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs.

Loss on guarantee liabilities for the third quarter of 2019 was RMB45.8 million, which resulted from loss incurred during our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives was a loss of RMB119 million in the third quarter of 2019. The loss was primarily due to the re-measurement of the expected default rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense for the third quarter of 2019 was RMB124 million, compared to income tax expense of RMB74.7 million in the third quarter of 2018. The increase was primarily due to the significant increase of our taxable income from the same period of 2018.

Net income for the third quarter of 2019 was RMB724 million, representing an increase of 62.0% from RMB447 million in the third quarter of 2018.

Adjusted net income for the third quarter of 2019 was RMB714 million, representing an increase of 53.3% from RMB466 million in the third quarter of 2018.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company now expects total loan originations for the fiscal year 2019 to be between RMB115 billion and RMB125 billion, representing an upward adjustment from the assessment of RMB115 billion previously disclosed in the Company’s earnings release for the quarter ended June 30, 2019. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 6:00 AM U.S. Eastern time on November 18, 2019 (7:00 PM Beijing/Hong Kong time on November 18, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong:	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode:

Passcode:	4888919

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 25, 2019, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	4888919

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, non-GAAP EBIT, adjusted net income per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment income and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment, and investment income.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment, and investment income. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, investment-related impairment, and investment income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,148,292	2,799,637	391,684
Restricted cash	1,266,536	1,472,517	206,013
Restricted time deposits	344,212	1,296,313	181,361
Short-term financing receivables, net	5,140,634	3,409,145	476,957
Accrued interest receivable	82,943	50,773	7,103
Prepaid expenses and other current assets	923,827	1,844,770	258,093
Amounts due from related parties	—	2,786	390
Risk safeguard fund receivable, net	395,025	570,665	79,839
Contract assets and service fees receivable, net	946,293	2,467,713	345,246
Inventories, net	57,196	138,714	19,407
Total current assets	10,304,958	14,053,033	1,966,093
Non-current assets
Restricted cash	82,306	162,584	22,746
Restricted time deposits	—	29,687	4,153
Long-term financing receivables, net	1,283,036	867,525	121,371
Risk safeguard fund receivable, net	116,208	148,643	20,796
Contract assets and service fees receivable, net	291,784	482,172	67,458
Property, equipment and software, net	82,420	89,838	12,569
Long-term investments	186,073	515,042	72,057
Deferred tax assets	94,598	116,093	16,242
Other assets	29,192	330,211	46,198
Total non-current assets	2,165,617	2,741,795	383,590
TOTAL ASSETS	12,470,575	16,794,828	2,349,683

LIABILITIES
Current liabilities
Accounts payable	135,848	206,737	28,924
Amounts due to related parties	14,569	26,866	3,759
Short-term borrowings	438,010	1,181,700	165,326
Short-term funding debts	4,646,041	3,376,854	472,439
Accrued interest payable	182,280	73,125	10,231
Risk safeguard fund payable	456,276	670,671	93,830
Accrued expenses and other current liabilities	2,145,689	2,705,187	378,469
Total current liabilities	8,018,713	8,241,140	1,152,978
Non-current liabilities
Long-term funding debts	157,887	122,542	17,144
Deferred tax liabilities	187,183	300,369	42,023
Convertible notes	—	2,072,631	289,972
Other long-term liabilities	—	35,528	4,971
Total non-current liabilities	345,070	2,531,070	354,110
TOTAL LIABILITIES	8,363,783	10,772,210	1,507,088

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	160	166	23
Class B Ordinary Shares	66	64	9
Additional paid-in capital	2,328,716	2,454,550	343,404
Statutory reserves	200,262	200,262	28,018
Accumulated other comprehensive loss	(14,308)	(950)	(133)
Retained earnings	1,591,896	3,368,526	471,274
TOTAL SHAREHOLDERS’ EQUITY	4,106,792	6,022,618	842,595
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,470,575	16,794,828	2,349,683

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
share and per share data)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	570,621	988,964	138,361	1,696,426	2,539,291	355,260
Services and others	57,277	47,443	6,638	134,823	146,332	20,473
Online direct sales and services income	627,898	1,036,407	144,999	1,831,249	2,685,623	375,733
Interest and financial services income and other revenues	664,202	264,255	36,971	2,420,718	887,568	124,175
Loan facilitation and servicing fees	558,016	1,887,334	264,048	1,251,284	3,882,255	543,147
Financial services income	1,222,218	2,151,589	301,019	3,672,002	4,769,823	667,322
Total operating revenue	1,850,116	3,187,996	446,018	5,503,251	7,455,446	1,043,055
Operating cost:
Cost of sales	(579,165)	(979,179)	(136,992)	(1,725,625)	(2,532,635)	(354,329)
Funding cost	(208,095)	(117,586)	(16,451)	(728,432)	(380,522)	(53,237)
Processing and servicing cost	(82,490)	(177,004)	(24,764)	(219,585)	(432,002)	(60,439)
Provision for credit losses of financing receivables	(201,114)	(153,601)	(21,490)	(720,030)	(489,321)	(68,459)
Provision for credit losses of contract assets and service fees receivable	(11,810)	(59,867)	(8,376)	(22,740)	(104,531)	(14,624)
Total operating cost	(1,082,674)	(1,487,237)	(208,073)	(3,416,412)	(3,939,011)	(551,088)
Gross profit	767,442	1,700,759	237,945	2,086,839	3,516,435	491,967
Operating expenses:
Sales and marketing expenses	(134,299)	(507,928)	(71,062)	(380,148)	(1,018,689)	(142,520)
Research and development expenses	(93,599)	(121,114)	(16,944)	(240,210)	(314,653)	(44,022)
General and administrative expenses	(73,479)	(111,102)	(15,544)	(201,758)	(292,394)	(40,907)
Total operating expenses	(301,377)	(740,144)	(103,550)	(822,116)	(1,625,736)	(227,449)
Gain/(loss) on guarantee liabilities, net	33,869	(45,833)	(6,412)	13,741	80,517	11,265
Interest expense, net	(8,287)	(8,590)	(1,202)	(18,719)	(9,739)	(1,363)
Investment related impairment	—	—	—	(4,841)	—	—
Investment income	18,753	55,197	7,722	18,753	53,433	7,476
Change in fair value of financial guarantee derivatives, net	14,071	(119,202)	(16,677)	27,245	45,521	6,369
Others, net	(2,577)	6,095	853	(1,238)	32,077	4,488
Income before income tax expense	521,894	848,282	118,679	1,299,664	2,092,508	292,753
Income tax expense	(74,667)	(123,916)	(17,336)	(10,775)	(315,878)	(44,193)
Net income	447,227	724,366	101,343	1,288,889	1,776,630	248,560

Net income per ordinary share
Basic	1.32	2.03	0.28	3.86	5.01	0.70
Diluted	1.22	1.96	0.27	3.55	4.87	0.68

Net income per ADS
Basic	2.64	4.05	0.57	7.71	10.02	1.40
Diluted	2.44	3.93	0.55	7.09	9.75	1.36

Weighted average number of ordinary shares outstanding
Basic	339,262,237	357,428,690	357,428,690	334,239,227	354,720,615	354,720,615
Diluted	367,053,060	369,863,610	369,863,610	363,577,675	364,924,688	364,924,688

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for share and per share	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
data)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	447,227	724,366	101,343	1,288,889	1,776,630	248,560
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	12,954	12,661	1,771	(4,869)	13,358	1,869
Total comprehensive income	460,181	737,027	103,114	1,284,020	1,789,988	250,429

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
share and per share data)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	447,227	724,366	101,343	1,288,889	1,776,630	248,560
Add: Share-based compensation expenses	37,665	43,345	6,064	97,225	123,767	17,316
Interest expense associated with convertible notes	—	1,868	261	—	1,868	261
Investment-related impairment	—	—	—	4,841	—	—
Investment income	(18,753)	(55,197)	(7,722)	(18,753)	(53,433)	(7,476)
Adjusted net income	466,139	714,382	99,946	1,372,202	1,848,832	258,661

Adjusted net income per ordinary share
Basic	1.37	2.00	0.28	4.11	5.21	0.73
Diluted	1.27	1.93	0.27	3.77	5.07	0.71

Adjusted net income per ADS
Basic	2.75	4.00	0.56	8.21	10.42	1.46
Diluted	2.54	3.86	0.54	7.55	10.13	1.42

Weighted average number of ordinary shares outstanding
Basic	339,262,237	357,428,690	357,428,690	334,239,227	354,720,615	354,720,615
Diluted	367,053,060	369,863,610	369,863,610	363,577,675	364,924,688	364,924,688

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	447,227	724,366	101,343	1,288,889	1,776,630	248,560
Add: Income tax expense	74,667	123,916	17,336	10,775	315,878	44,193
Share-based compensation expenses	37,665	43,345	6,064	97,225	123,767	17,316
Interest expense, net	8,287	8,590	1,202	18,719	9,739	1,363
Investment-related impairment	—	—	—	4,841	—	—
Investment income	(18,753)	(55,197)	(7,722)	(18,753)	(53,433)	(7,476)
Non-GAAP EBIT	549,093	845,020	118,223	1,401,696	2,172,581	303,956